U6 1-31-02



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| OMB Number: 3235-0123 |
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| SEC FILE NUMBER |
|---|
| 8-14172 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/1/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley DW Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCormick (212) 537-2481
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

PROCESSED
FEB 01 2002
THOMSON FINANCIAL

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**AFFIRMATION**

We, Charles F. Vadala and Joseph G. Siniscalchi, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements of Morgan Stanley DW Inc. and subsidiaries for the year ended November 30, 2001, and unconsolidated supplemental schedules pertaining to Morgan Stanley DW Inc. as of November 30, 2001 are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Charles F. Vadala
Managing Director



Joseph G. Siniscalchi
Managing Director

Subscribed to before me this
11th day of January, 2002.



Notary Public
CHRISTINE L. IRWIN
Notary Public, State of New York
No. 4957901
Qualified in New York County
Commission Expires Oct. 28, 2005

MORGAN STANLEY DW INC.
(SEC I.D. No. 8-14172)


RECEIVED
JAN 29 2002
364

# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
# AS OF NOVEMBER 30, 2001
# AND
# INDEPENDENT AUDITORS' REPORT
# AND
# SUPPLEMENTAL REPORT ON INTERNAL CONTROL

*********

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

**Deloitte & Touche**


RECEIVED
JAN 29 2002
354

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley DW Inc.

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley DW Inc. and subsidiaries (the "Company") as of November 30, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley DW Inc. and subsidiaries at November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

January 11, 2002

## MORGAN STANLEY DW INC.
## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
### November 30, 2001
### (In thousands of dollars)

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 196,382 |
| Cash and securities deposited with clearing organizations or segregated under federal and other regulations (securities at fair value of $1,363,282) | 1,406,576 |
| Financial instruments owned (including $14,880 pledged to counterparties): | |
| U.S. government and federal agency obligations | 671,944 |
| Corporate and other debt | 1,395,473 |
| Equities | 147,739 |
| Securities purchased under agreements to resell | 2,575,087 |
| Securities borrowed | 256,403 |
| Receivables: | |
| Customers, net of allowances | 5,995,431 |
| Brokers, dealers and clearing organizations | 77,705 |
| Office facilities, at cost, net of accumulated depreciation and amortization of $389,820 | 246,790 |
| Other assets | 1,089,621 |
| Total assets | $14,059,151 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Short-term borrowings - Affiliates | $ 727,282 |
| Financial instruments sold, not yet purchased: | |
| U.S. government and federal agency obligations | 774,472 |
| Corporate and other debt | 166,241 |
| Equities | 19,362 |
| Securities sold under agreements to repurchase | 2,698,864 |
| Securities loaned | 1,928,619 |
| Payables: | |
| Customers | 2,953,824 |
| Brokers, dealers and clearing organizations | 130,426 |
| Other liabilities and accrued expenses | 1,461,528 |
| Accrued compensation and benefits | 414,380 |
| | 11,274,998 |
| Subordinated liabilities | 1,177,364 |
| Stockholder's equity | 1,606,789 |
| Total liabilities and stockholder's equity | $14,059,151 |

See Notes to Consolidated Statement of Financial Condition.

**MORGAN STANLEY DW INC.**
**NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION**
**As of November 30, 2001**
**(In thousands of dollars)**

## Note 1 - Introduction and Basis of Presentation

The consolidated statement of financial condition include the accounts of Morgan Stanley DW Inc., formerly Dean Witter Reynolds Inc., a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and its wholly-owned subsidiaries (the "Company"). The Company serves the investment needs of its customers by providing a wide range of investment products and advice through its sales organization located throughout the United States. The Company is wholly-owned by Morgan Stanley Dean Witter & Co. ("MSDW"). The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC").

All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated statement of financial condition are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions regarding inventory valuations, the potential outcome of litigation and other matters that affect the financial statement and related disclosures. Management believes that the estimates utilized in the preparation of the consolidated financial statement are prudent and reasonable. Actual results could differ materially from these estimates.

## Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Financial instruments used in the Company's trading activities are recorded at fair value. The fair values of trading positions are generally based on listed market prices. If listed market prices are not available, or if liquidating the Company's positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations for similar instruments traded in different markets. Purchases and sales of financial instruments are recorded on trade date.

Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date.

Office facilities consist of fixed assets, capitalized software and leasehold improvements. Fixed assets are generally depreciated utilizing accelerated methods over useful lives of two to nine years. Leasehold improvements are amortized utilizing either accelerated or straight-line methods over the lesser of the lease term or useful life.

Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

### Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125." While SFAS No. 140 carries over most of the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," it provides new guidelines for reporting financial assets transferred as collateral and for the derecognition of financial assets. SFAS No. 140 prescribes additional disclosures for collateral transactions. The new guidelines for collateral transactions were effective for fiscal years ended after December 15, 2000, while the new guidelines for the derecognition of financial assets are effective for transfers made after March 31, 2001.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment. The Company has early adopted the provisions of SFAS No. 142 as of the beginning of fiscal year 2002. The full impact of adoption is yet to be determined.

## Note 3 - Securities Financing Transactions

Reverse repurchase agreements and repurchase agreements, principally U.S. government and federal agency securities, are treated as financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. Reverse repurchase and repurchase agreements are presented on a net-by-counterparty basis, when appropriate. It is the Company's policy to take possession of securities purchased under agreements to resell. Securities borrowed and securities loaned are also treated as financing transactions and are carried at the amounts of cash collateral advanced and received in connection with the transactions.

The Company may pledge its financial instruments owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be resold or repledged by the secured party are identified as financial instruments owned pledged to counterparties on the consolidated statement of financial condition. The carrying value and classification of financial instruments owned by the Company that have been loaned or pledged to counterparties, who do not have the right to sell or repledge the collateral were as follows:

| | November 30, 2001 |
|---|---|
| Financial instruments owned category: | |
| U.S. government and agency securities | $ 7,547 |
| Corporate and other debt | 3,717 |
| Equities | 3,616 |
| Total | $14,880 |

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations, and accommodate customers' needs. The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, corporate and other debt, and equities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed transactions, customer margin loans, and certain derivative transactions. In many cases, the Company is permitted to sell

or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for the delivery to counterparties to cover short positions. At November 30, 2001, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $10,626,016, and the fair value of the portion that has been sold or repledged was $5,078,293.

The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. For these transactions, the Company's collateral policies significantly limit the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and if necessary may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

## Note 4 - Related Party Transactions

At November 30, 2001, balances with affiliates included securities borrowed and reverse repurchase agreements of $211,978 and $22,900, respectively, and securities loaned of $1,875,615. In the normal course of its securities business, the Company enters into transactions with affiliates including securities underwriting, mutual fund distribution and research activities.

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand.

## Note 5 - Subordinated Liabilities

The Company maintains a revolving note and cash subordination agreement with MSDW that entitles it to borrow up to $1,000,000 on or before June 30, 2002. The amount outstanding at November 30, 2001 was $1,000,000 bearing a variable interest rate of 2.28% and is due on June 30, 2003. At November 30, 2001, amounts subordinated under deferred compensation plans totaled $177,364 and mature on various dates through 2004.

## Note 6 - Stockholder's Equity and Regulatory Requirements

At November 30, 2001, eleven thousand shares of one hundred dollar par value common stock were authorized and outstanding. One thousand shares of preferred stock were authorized. No shares of preferred stock have been issued.

Morgan Stanley DW Inc. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the Net Capital rules of the SEC, the CFTC and the New York Stock Exchange, Inc. ("NYSE"). Under these rules, Morgan Stanley DW Inc. is required to maintain minimum Net Capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, plus excess margin collateral on securities purchased under agreements to resell or 4% of funds required to be segregated for

customers' regulated commodity accounts, as defined. The NYSE may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2001, Morgan Stanley DW Inc.'s Net Capital was $1,495,074, which exceeded the minimum requirement by $1,370,096.

Advances to MSDW and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules of the SEC.

During the year, the Company performed the computation for assets in the proprietary accounts of its introducing broker (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (the Customer Reserve Formula). The Company had no PAIB reserve requirement at November 30, 2001.

## Note 7 - Income Taxes

The Company is included in the consolidated federal income tax return filed by MSDW. Federal, state and local income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with MSDW and certain other subsidiaries of MSDW.

In accordance with the terms of the Tax Allocation Agreement with MSDW, all current and deferred taxes are offset with all other intercompany balances with MSDW.

Deferred income taxes reflect the net effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are primarily attributable to various accruals, including deferred compensation.

## Note 8 - Employee Benefit Plans

### Pension Plans

Substantially all of the employees of the Company are covered by non-contributory defined benefit pension plans. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans. The Company's policy is to contribute at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax regulations.

The weighted average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.55% and 5%, respectively. The expected long-term rate of return on plan assets was 9%.

The following table sets forth the funded status of these plans as of November 30, 2001:

| | Qualified Plans | Supplemental Plans |
|---|---|---|
| **Reconciliation of benefit obligation:** | | |
| Benefit obligation at beginning of year | $695,489 | $3,885 |
| Service cost | 37,580 | - |
| Interest cost | 53,466 | 290 |
| Actuarial gain | 50,028 | 30 |
| Special termination benefits | 1,361 | - |
| Benefits paid | (73,302) | (454) |
| Benefit obligation at end of year | 764,622 | 3,751 |
| **Reconciliation of the fair value of plan assets:** | | |
| Fair value of plan assets at beginning of year | 796,344 | - |
| Actual return on plan assets | (123,506) | - |
| Employer contributions | 70,000 | 454,569 |
| Benefits paid | (73,302) | (454,569) |
| Fair value of plan assets at end of year | 669,536 | - |
| **Funded status:** | | |
| Funded status | (95,087) | (3,751) |
| Contributions 10/1/2001 through 11/30/2001 | 20,000 | - |
| Unrecognized net (gain) or loss | 174,147 | 135 |
| Unrecognized prior service cost | 17,835 | 511 |
| Adjustment to recognize additional minimum liability | - | - |
| Prepaid (accrued) benefit cost | $116,895 | $(3,105) |

## Postretirement Benefits

The Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents. At November 30, 2001, the Company's accrued postretirement benefit cost was $40,772.

## Other Plans

Certain employees of the Company participate in several MSDW equity-based stock compensation plans. MSDW applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options and no expense has been recognized with respect to the granting of these stock options to the participating employees of the Company.

Employees of the Company are eligible to participate in the Company's 401(k) plan upon meeting certain eligibility requirements. The Company matches a portion of each participant's contribution based upon the Company's performance.

## Note 9 - Commitments and Contingencies

### Leases

The Company has non-cancelable operating leases covering office space and equipment. At November 30, 2001, the future minimum rental commitments under such leases (net of subleases, principally on office rentals) were as follows:

| Fiscal Year | Amount |
|---|---|
| 2002 | $180,805 |
| 2003 | 154,598 |
| 2004 | 129,575 |
| 2005 | 108,327 |
| 2006 | 91,695 |
| Thereafter | 209,754 |
| Total | $874,754 |

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

### Other Commitments and Contingencies

The Company had approximately $53,700 of letters of credit outstanding at November 30, 2001 to satisfy various collateral requirements.

In the normal course of business, the Company has been named as a defendant in various lawsuits and has been involved in certain investigations and proceedings. Some of these matters involve claims for substantial amounts. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on the consolidated financial condition of the Company.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

The Company has entered into repurchase and reverse repurchase agreements that begin subsequent to November 30, 2001 with principal amounts of approximately $100,000 and $150,000, respectively.

## Note 10 – Trading Activities

The Company's trading activities are generated by customer order flow and such customer activities involve the execution, settlement and financing of various customer securities and commodities transactions. The Company also takes positions in forward mortgage-backed security agreements ("TBAs") to facilitate customer trades. The gross notional amount of TBAs at November 30, 2001 totaled approximately $59,953. The year-end and average fair values of these instruments were not material.

The Company's securities brokerage activities involve certain market and credit risks. Customer securities activities are transacted on either a cash or margin basis and customer commodity transactions are generally

transacted on a margin basis subject to individual exchange regulations. These transactions include the purchase and sale of securities, the writing of options and the purchase and sale of commodity futures and forward contracts. These activities may expose the Company to off-balance sheet risk from customers that may fail to satisfy their obligations, requiring the Company to purchase or sell financial instruments at prevailing market prices.

The Company's exposure to credit risk associated with these transactions is measured on an individual basis, as well as by groups that share similar attributes. The Company services a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. Credit risk may be impacted by trading market volatility. The Company seeks to control risks associated with its customers' activities by requiring customers to maintain collateral in compliance with internal and regulatory guidelines. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral (1) in support of various secured financing sources such as bank loans, securities loaned and repurchase agreements and (2) to satisfy margin requirements on various exchanges. In the event the counterparty is unable to meet its contractual obligation to return the customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis. At November 30, 2001, the market value of customer securities pledged under these secured financing transactions approximated the amounts due.

## Note 11 - Financial Instruments Fair Value Information

The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

Substantially all financial instruments on the Company's consolidated statement of financial condition are carried at fair value or at amounts which approximate fair value.

Assets including cash and cash equivalents, cash and securities segregated under federal and other regulations and receivables are carried at cost which approximates fair value due to their short-term maturities.

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value using market quotes obtained from various sources, including the major securities exchanges and dealers.

Customer receivables, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry.

Short-term borrowings, other liabilities and subordinated liabilities are carried at cost which, when estimated using current market rates, approximate the fair value.

**Note 12 - September 11 Events**

On September 11, 2001, the United States experienced terrorist attacks targeted against New York and Washington, D.C. The attacks in New York resulted in the destruction of the World Trade Center complex, where approximately 3,700 of the Company's employees were located, and the temporary closing of the debt and equity financial markets in the United States. Through the implementation of its business recovery plans, the Company relocated its displaced employees to other facilities.

During the fourth quarter of fiscal 2001, the Company recorded costs related to the terrorist attacks, which were offset by an expected insurance recovery pertaining to write-offs of leasehold improvements and destroyed technology and telecommunications equipment in the World Trade Center complex.

The Company is in the process of evaluating the additional costs that it will incur as a result of the terrorist attacks, a portion of which it expects to recover through its insurance policies.

******

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



January 11, 2002

Morgan Stanley DW Inc.
1585 Broadway
New York, NY 10036

In planning and performing our audit of the consolidated financial statements of Morgan Stanley DW Inc., formerly Dean Witter Reynolds Inc., and subsidiaries (the "Company") for the year ended November 30, 2001, on which we issued our report dated January 11, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are

Deloitte
Touche
Tohmatsu

subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP